SEC File Number: 000-30523
Cusip Number: 32111B104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First National Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable

215 N. Pine Street
Address of Principal Executive Office (Street and Number)

Spartanburg, South Carolina 29302
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First National Bancshares, Inc. (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”), within the prescribed time period without unreasonable effort or expense. Further, the Company expects that it will not be able to file the Form 10-Q within the five day extension permitted by the rules of the Securities and Exchange Commission. As previously reported by the Company, on July 16, 2010, the Office of the Comptroller of the Currency (the “OCC”) closed First National Bank of the South, the Company’s wholly owned national banking association subsidiary (the “Bank”), and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver of the Bank.

The Company’s principal assets are the capital stock held in the Bank, and the only source of income for the Company was the Bank.  As a result of these events, the Company is without the personnel or resources to complete the Form 10-Q.  The Company will conduct no business other than in connection with the winding down of its operations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Dan Adams, Chairman (864) 672-8400
(Name) (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to estimate the change in its results of operations as it is evaluating the financial effect of the closure of the Bank.  However, as a result of the closure of the Bank, the amount of the Company’s liabilities currently exceed the amount of its remaining assets. Accordingly, the Company is currently evaluating the methods of the winding down the Company’s operations.

First National Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 16, 2010	By:	/s/ C. Dan Adams
C. Dan Adams, Chairman

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).